Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS FIRST HALF AND SECOND QUARTER 2015 FINANCIAL AND OPERATING RESULTS

TORONTO, ONTARIO — (Marketwired — July 30, 2015) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the first half (“H1/15”) and second quarter (“Q2/15”) of 2015. Full details of the results are provided in the Company’s Consolidated Financial Statements and Management’s Discussion & Analysis, which are available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

A number of record half-year performances were achieved in H1/15, including:

•                  Gold sales of 98,500 ounces (45,900 ounces in Q2/15)

•                  Cash operating costs(1) of US$551 (based on production costs of $67.2 million (US$597 in Q2/15 based on production costs of $33.8 million)

•                  All-in sustaining costs(2) of US$809 (US$877 in Q2/15)

•                  Revenue of $146.6 million ($67.4 million in Q2/15)

•                  Cash earnings from mine operations and earnings from mine operations of $79.6 million and $37.6 million, respectively ($33.7 million and $14.2 million in Q2/15)

•                  Cash flows from operating activities of $62.3 million ($26.4 million in Q2/15)

Net earnings in H1/15 were $13.8 million or $0.03 per common share ($1.7 million or $0.00 per share in Q2/15). The Company generated solid cash flows and profitability in H1/15 at the same time that exploration expenditures increased $11.5 million compared to the first half of 2014 (“H1/14”) mainly as a result of drilling success being achieved at the 144 Trend. During H1/15, drilling at the 144 Trend further extended the dimensions of the 144 Gap Zone and also resulted in the discovery of a second gold zone called the 144 Gap SW Zone. Finance expense in H1/15 declined $3.4 million from H1/14 as a result of further progress in reducing debt levels. On May 29, 2015, the Company completed the repayment of its senior secured debt. Cash and bullion(4) at July 29, 2015 totaled $83.8 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “During H1/15, we had solid production and record performances in gold sales, unit costs and in a number of key financial measures. Based on our strong results, we have been able to increase our cash and bullion by 36% so far in 2015 at the same time as we have completed the repayment of our senior secured debt and significantly increased our commitment to exploration.

“Looking at exploration, 2015 has already been a very successful year. At the 144 Trend, we have continued to extend the dimensions of the 144 Gap Zone and have announced the discovery of a second significant gold zone, called the 144 Gap SW Zone. At Bell Creek, we more than doubled our reserve base earlier this year and, in May, announced a new underground exploration program to accelerate growth in reserves and resources and to help us evaluate the large resource base below the current reserve.

“Based on our strong first half, and our expectations for the second half of 2015 (“H2/15”), we are very well positioned to meet our revised guidance for 2015, including production of at least 180,000 ounces of gold at cash operating costs averaging better than US$650 per ounce sold and all-in sustaining costs below US$950 per ounce sold. Other catalysts over the remainder of 2015 will include additional drill results as we commence our underground exploration programs at both the 144 Trend and Bell Creek.”

Consolidated Financial Information

(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$67,442	$75,091	$146,566	$136,550
Production costs	$33,789	$32,732	$67,220	$62,405
Earnings from mine operations	$14,205	$22,058	$37,550	$36,347
Net earnings	$1,714	$12,907	$13,780	$17,494
Basic net income per share	$0.00	$0.03	$0.03	$0.04
Cash flows from operating activities	$26,399	$36,828	$62,254	$61,756

Key Performance Drivers

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled	327,100	309,800	627,000	593,600
Grade	4.2	5.4	4.9	5.3
Average mill recoveries	96.8%	96.6%	96.7%	96.6%
Ounces recovered	42,600	52,300	95,600	96,900
Ounces poured	44,400	53,500	96,400	99,200
Ounces sold	45,900	53,500	98,500	96,500
Average price (US$/oz)	$1,197	$1,289	$1,208	$1,291
Average price ($/oz)	$1,470	$1,404	$1,488	$1,416
Cash operating costs (US$/oz)	$597	$560	$551	$588
Cash operating costs ($/oz)	$734	$610	$680	$645
All - in sustaining costs (US$/oz)	$877	$784	$809	$862
All - in sustaining costs ($/oz)	$1,078	$854	$999	$946
Cash earnings from mine operations ($000s)	$33,746	$42,460	$79,578	$74,341
Adjusted net earnings ($000s)	$554	$12,947	$11,656	$18,410
Adjusted net earnings per share ($/share)	$0.00	$0.03	$0.03	$0.04

Outlook

The Company revised its full-year 2015 guidance on July 8, 2015. Production in 2015 is now expected to total at least 180,000 ounces, which compares to the previous guidance of between 170,000 and 180,000 ounces. Cash operating costs per ounce sold for the year are now targeted at below US$650 versus previous guidance of between US$650 and US$700, while all-in sustaining costs are targeted at under US$950 per ounce sold compared to the former target range of US$950 to US$1,000. The Company remains on track to mine and process approximately 1.3 million tonnes in 2015 at an average grade now expected to exceed the Company’s full-year 2015 guidance of 4.4 grams per tonne.

	Revised 2015	Initial 2015	Q2/15	H1/15
2015 Targets	Targets	Targets	(Actual)	(Actual)
Ounces produced (in thousands)	180.0	170.0 –180.0	42,600	95,600
Cash operating costs (US$/oz)	<650	650 – 700	597	551
All-in sustaining costs (US$/oz)	<950	950 – 1,000	877	809
Total production costs ($ millions)	125	125	33.8	67.2
Key Assumptions in Targets
Average gold price (US$/oz)	1,170	1,170	1,197	1,208
US$/C$ exchange rate (US$)	0.81	0.90	0.81	0.81

Exploration work at the 144 Trend is progressing on schedule, with the Company targeting an initial resource for the 144 Gap Zone for the end of 2015 (to be released in early 2016). Exploration expenditures in H2/15 at the 144 Trend are expected to total approximately $14.0 million, which will fund the completion of the exploration drift from Thunder Creek, approximately 40,000 metres of underground drilling into the 144 Gap Zone and approximately 55,000 metres of surface drilling. At Bell Creek, the Company will invest approximately $6.0 million during H2/15 to complete 32,500 metres of underground drilling and 800 metres of development as part of the new underground exploration program.

Conference Call

Lake Shore Gold will also host a conference call and webcast on Thursday, July 30, 2015 at 2:30 pm EST to discuss the Company’s H1/15 and Q2/15 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference ID: 88975669

Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Re-dial ID: 88975669

Available until: 11:59 pm (August 6, 2015)

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs are disclosed on a per ounce sold basis. Cash operating costs and cash operating cost per ounce sold are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and six months ended June 30, 2015 and 2014 is set out on page 19 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         All-in sustaining costs are disclosed on a per ounce sold basis. All-in sustaining costs and all-in sustaining cost per ounce sold are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and six months ended June 30, 2015 and 2014 is set out on page 20 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share-based payment expense including: $0.2 million for the first six months of 2015 and 2014 and $0.1 million for the second quarter of 2015 and 2014. The calculation of cash operating cost per ounce sold and all-in sustaining cost per ounce sold exclude this non-cash payment expense.

(4)         Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received valued at market prices.

(5)         Adjusted net earnings (loss) excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings (loss) to net earnings (loss) for the three and six months ended June 30, 2015 and 2014 is set out starting on page 21 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com